FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2004

GALEN HOLDINGS PUBLIC LIMITED COMPANY (Translation of registrant's name into English)

Seagoe Industrial Estate Craigavon BT63 5UA United Kingdom (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SCHEDULE OF INFORMATION CONTAINED IN THIS REPORT

Notification to the London Stock Exchange and the Irish Stock Exchange concerning (1) the press release made by Galen on 28 April 2004 announcing an agreement resolving the outstanding patent challenges on ESTROSTEP and FEMHRT with Barr, (2) the press release made by Galen on 29 April 2004 announcing the disposal of its UK businesses and (3) the press release made by Galen on 4 May 2004 announcing the acquisition of Pfizer's manufacturing facility in Puerto Rico.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
GALEN HOLDINGS PUBLIC LIMITED COMPANY
Date: 12 May 2004	By: /s/ Anthony D. Bruno Name: Anthony D. Bruno Title: Senior Vice President, Corporate Development and General Counsel